Exhibit 12(b)

           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES OF XEROX

                                 (In Millions)


                                                    Three Months
                                                   Ended March 31,             Year Ended December 31,
                                                   ---------------    -----------------------------------------
                                                   1995     1994      1994     1993*   1992**    1991***   1990
                                                   ----     ----      ----     -----   ------    -------   ----

Fixed Charges:
   Interest expense .............................. $200     $181     $  732   $ 755    $  788   $  758   $  799
   Rental expense ................................   46       48        190     201       208      206      191
                                                   ----     ----     ------   -----    ------   ------   ------
       Total fixed charges before
        capitalized interest .....................  246      229        922     956       996      964      990
   Capitalized interest                              --        1          2       5        17        3       --
                                                   ----     ----     ------   -----    ------   ------   ------
     Total fixed charges ......................... $246     $230     $  924   $ 961    $1,013   $  967   $  990
                                                   ====     ====     ======   =====    ======   ======   ======
Earnings available for fixed charges:
   Earnings**** .................................. $311     $256     $1,558   $(227)   $  192   $  939   $1,116
   Less undistributed income in
     minority owned companies ....................  (13)      (2)       (54)    (51)      (52)     (70)     (60)
   Add fixed charges before
     capitalized interest ........................  246      229        922     956       996      964      990
                                                   ----     ----     ------   -----    ------   ------   ------
Total earnings available for fixed charges ....... $544     $483     $2,426   $ 678    $1,136   $1,833   $2,046
                                                   ====     ====     ======   =====    ======   ======   ======

Ratio of earnings to fixed charges(1)(2) ......... 2.21     2.10       2.63    0.71      1.12     1.90     2.07



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 (1) The ratio of earnings to fixed charges has been computed based on Xerox'
     continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Xerox management believes that this allocation method is reasonable in light of the debt specifically assigned to discontinued operations. The discontinued operations consist of Xerox' real-estate development and related financing operations and its third-party financing and leasing businesses, and Other Financial Services businesses.

 (2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charges ratio levels than do non-financial companies.

   * In 1993, the ratio of earnings to fixed charges includes the effect of the $1,373 million before-tax ($813 million after-tax) charge incurred in connection with the restructuring provision and litigation settlements. Excluding this charge, the ratio was 2.13. 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $283 million.

  ** In 1992, the ratio of earnings to fixed charges includes the effect of the $936 million before-tax ($778 million after-tax) charge incurred in connection with the decision to disengage from Xerox' IOFSbusinesses. Excluding this charge, the ratio was 2.05.

 *** In 1991, the ratio of earnings to fixed charges includes the effect of the $175 million before-tax ($101 million after-tax) charge incurred in connection with the Document Processing work-force reduction. Excluding this charge, the ratio was 2.08.

**** Sum of income before income taxes and income attributable to minority ownership.